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                             December 13, 2021

       Paul Moody
       President and Chief Executive Officer
       Perfect Solutions Group, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Perfect Solutions
Group, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed November 30,
2021
                                                            File No. 000-56335

       Dear Mr. Moody:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G filed November 30, 2021

       General

   1. We note your response to comments 1 and 2 and your inclusion of the All-Q-Tell Corp.
                                                        Agreement and Plan of
Merger as an exhibit. Please disclose the material terms of the merger and separation
agreements. Please disclose the reasons for the merger in light of the plan to separate
immediately after merging. In this regard, the entities were all under common control and
therefore it is unclear how the information about the businesses were not known at the time
of the transaction and why investors would have been confused given the businesses of
both companies were that of a shell company. In addition, as previously requested,
in light of the separation of All-Q-Tell Corp. which retained all its assets and liabilities,
please explain why Perfect Solutions was deemed the successor,
 Paul Moody
Perfect Solutions Group, Inc.
December 13, 2021
Page 2
         and why the OTC Pink listing associated with All-Q-Tell Corp. was not retained by All-
         Q-Tell Corp. following the separation agreement a week after the merger.
Item 5. Directors and Executive Officers, page 9

2. We note your response to comment 4 and we partially reissue the comment. Please revise the table on page 10 to include all private blank check companies with which Mr. Moody was involved in any capacity, which would include Budding Times Inc.
Item 10, Recent Sales of Unregistered Securities, page 13

3. We reissue comment 6. Please disclose the amount and type of shares issued, and the number and type of shareholders that received shares in the September 2021 transaction.
         Please also provide a more detailed discussion of All-Q-Tell Corporation prior to the merger agreement. Please provide support for your basis for characterizing this as a
         "reorganization" and not deemed to involve a sale, instead of a merger, and clearly disclose the exemption relied upon and the basis for reliance upon the exemption, as required by Item 701 of Regulation S-K. It appears that the reorganization and the
         resulting change in the nature of the shareholders    investment may
constitute a    sale
         under Section 2(a)(3) of the Securities Act. For guidance, please see
Section 203.02 of
         our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. In particular, we note that the purpose of the "reorganization"
         was to merge with All-Q-Tell for the benefit of its shareholder base and the trading market. Please also include disclosure regarding the issuance of preferred stock, as referenced in Item 9 on page 13. Lastly, we note the disclaimer language added at the bottom of Item 10 regarding if your belief is incorrect concerning the need to register the transaction. To the extent you believe your reliance upon the analysis provided may be incorrect, please provide clear disclosure throughout the prospectus, each place you talk about the transaction and provide clear disclosures of the risks throughout.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNamePaul Moody                                   Sincerely,
Comapany NamePerfect Solutions Group, Inc.
                                                               Division of
Corporation Finance
December 13, 2021 Page 2
FirstName LastName
                                                               Office of Real
Estate & Construction